SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[July 30, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
HELSINKI, FINLAND

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Metso Corp. Stock Exchange Release July 30, 2003 at 12.00 p.m.
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS ´ EQUITY
THE IMPACT ON NET INCOME BY NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL
ASSETS PLEDGED AND CONTINGENT LIABILITIES
NOTIONAL AMOUNTS, CARRYING AMOUNTS AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS
KEY RATIOS
EXCHANGE RATES USED
BY BUSINESS AREA INFORMATION
QUARTERLY INFORMATION

SIGNATURES

Date July 30, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President & CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso Corp. Stock Exchange Release July 30, 2003 at 12.00 p.m.

Metso’s Interim Review, January-June 2003:

WEAK RESULT — EFFICIENCY IMPROVEMENT PROGRAM SEEKS FLEXIBILITY AND PROFITABILITY

•	Metso Corporation’s net sales in January-June totaled EUR 2,055 million (1-6/2002: EUR 2,289 million). Aftermarket and maintenance services accounted for 34 percent (34%) of the net sales.

•	New orders worth EUR 2,309 million (EUR 2,547 million) were received. The order backlog totaled EUR 1,783 million at the end of June (June 30, 2002: EUR 1,925 million).

•	Operating profit before nonrecurring items and amortization of goodwill was EUR 46.7 million (EUR 118.2 million). The operating profit was EUR 18.8 million (EUR 73.5 million).

•	Income before extraordinary items and income taxes was negative EUR 16 million (positive EUR 36 million). Earnings per share were a negative EUR 0.13 (positive EUR 0.12).

•	Gearing was 92.5 percent at the end of June (79.5% at end of March 2003).

Metso’s operating environment showed no change in April-June. The uncertainty prevailing in the world economy and the SARS epidemic that affected Asia were reflected in the market situation and dampened the willingness of customer industries to invest. In addition, the strengthening of the euro tightened competition. On the whole, the demand for Metso’s products was lower than expected.

The primary reasons for Metso’s operating loss for January-June were the strengthening of the euro, the lower margins in Metso Paper’s large projects and the tighter competition in Metso Minerals’ crushing and screening equipment.

Metso is going through a strategic transformation. Due to the changes in market needs Metso has to extend its knowhow to all phases of the customers’ production process lifecycle in accordance with Metso Future Care business concept. Simultaneously with the strengthening of the aftermarket businesses Metso has to streamline its cost structure in all business areas.

“The measures taken so far to improve the operational efficiency are not sufficient in the continued difficult market and competitive situation. With the efficiency improvement program, due to be finalized by the end of August, we aim to accelerate profitability improvement and provide greater flexibility throughout the company”, says Tor Bergman, President and CEO of Metso Corporation. The target is an annual result improvement of approximately EUR 100 million. “These measures will strengthen

Metso’s position as a key supplier for our customer industries in the long run.”

The uncertainty in Metso’s market environment is expected to continue. The operational result for the second half-year is expected to improve clearly on the first based on income from projects currently in the order backlog being booked later this year, the continuing relative stability in aftermarket and maintenance services and the strict cost discipline. The Corporation’s full year income before extraordinary items and taxes is, however, estimated to be negative due to the first half-year result being weaker than expected and the booking of approximately EUR 80 million nonrecurring expenses relating to the efficiency improvement program.

For additional information, please contact:

Olli Vaartimo, Executive Vice President & CFO, Metso Corporation,
tel. +358 204 843 010
Eeva Mäkelä, Manager, Investor Relations, Metso Corporation,
tel. +358 204 843 253

Interim Review January 1 — June 30, 2003

Key figures

EUR million	4-6/03	1-6/03	1-6/02	2002

Net sales	1,072	2,055	2,289	4,691
Operating profit before nonrecurring items and amortization of goodwill	35.0	46.7	118.2	250.6
% of net sales	3.3	2.3	5.2	5.3
Operating profit	13.5	18.8	73.5	167.0
% of net sales	1.3	0.9	3.2	3.6
Income before extraordinary items and income taxes	(3)	(16)	36	93
Earnings/share excluding nonrecurring items and amortization of goodwill, EUR	0.09	0.04	0.43	0.99
Earnings/share, EUR	(0.04)	(0.13)	0.12	0.48
Orders received	884	2,309	2,547	4,646
		30.6.03	30.6.02	31.12.02
Order backlog		1,783	1,925	1,589
Equity to assets ratio, %		32.4	31.2	33.3
Gearing, %		92.5	96.1	80.6

Metso’s operating environment in April-June

Metso’s operating environment showed no change in the second quarter. The uncertainty prevailing in the world economy and the SARS epidemic that affected Asia in the second quarter impacted the market situation and dampened the willingness of customer industries to invest.

In the pulp and paper industry markets, the pulp price showed a rising trend until early June, after which it began a gradual descent. The prices of printing papers remained stable in the USA, but declined in Europe. In the rock and minerals processing markets, the prices of the most common metals continued their cautious increase.

Demand for Metso’s products

On the whole, the demand for Metso’s products in April-June was lower than expected. While the European and US markets continued at the first quarter level, the strengthening of the euro tightened competition. The Chinese market adopted a more wait-and-see attitude, in contrast to the earlier good investment demand.

The market for Metso Paper’s products was satisfactory, even though customers were more reluctant to commit to larger projects. New orders were focused on rebuilds of papermaking and pulping lines and on finishing systems. The uncertainty affecting the customer industries slightly weakened development in the aftermarket and service business.

Excluding a slight seasonal pick-up in activity, Metso Minerals’ markets were very much the same in the second quarter as in the first. Demand in the construction and civil engineering industry weakened slightly in Europe and stayed low in the US. The demand for mining industry products remained buoyant in South America, South Africa and Australia. The demand for aftermarket and maintenance services was satisfactory.

Demand for Metso Automation’s field equipment and automation systems remained satisfactory. In North America demand strengthened slightly.

Orders received and order backlog

The value of new orders received by Metso in January-June was EUR 2,309 million, or 9 percent less than in the comparison period, January-June 2002. Excluding the effects of exchange rate changes, the value of new orders decreased by 2 percent. Metso Paper received new orders worth EUR 1,014 million, increasing the order backlog by 32 percent on the end-of-year figure. Metso Minerals received new orders worth EUR 832 million, which maintained its order backlog at the end-of-year figure. Metso Automation received new orders worth EUR 291 million, with the comparable order backlog (excluding the Network Management Solutions business sold in the first quarter) being 22 percent higher at the end of June than it was at the end of the year. Metso Ventures received new orders worth EUR 155 million, resulting in a 5 percent drop in order backlog compared with the end of the year.

At the end of June, the Corporation’s order backlog totaled EUR 1,783 million, an increase of 12 percent compared with the end of 2002. Of new orders received in the review period 42 percent originated from Europe, 22 percent from North America, 26 percent from Asia-Pacific, 5 percent from South America and 5 percent from the rest of the world.

Net sales

Metso’s net sales totaled EUR 2,055 million, which was 10 percent lower than in the comparison period, January-June 2002. Excluding the effects of exchange rate changes, net sales decreased by 2 percent. Aftermarket and maintenance services accounted for 34 percent (34% in 1-6/02) of the Corporation’s net sales (excluding Metso Ventures).

Of the net sales, 37 percent came from the deliveries of Metso Paper, 39 percent from Metso Minerals, 12 percent from Metso Automation and 8 percent from Metso Ventures. The Converting Equipment group accounted for 4 percent of the Corporation’s net sales.

Exports and operations outside Finland accounted for 88 percent of the Corporation’s net sales. 46 percent of net sales came from Europe, 26 percent from North America, 17 percent from Asia-Pacific, 6 percent from South America and 5 percent from the rest of the world.

Result

The Corporation’s operating profit for January-June was lower than in the comparison period and totaled EUR 18.8 million, or 0.9 percent of net sales. The operating profit contained net nonrecurring expenses of EUR 1 million. Nonrecurring items included EUR 12 million in income from divestitures and EUR 13 million mostly in restructuring expenses.

The primary reasons for the decline in operating profit were the strengthening of the euro, the lower margins in Metso Paper’s large projects, and tighter competition in Metso Minerals’ crushing and screening equipment.

Metso’s net financial expenses were EUR 35 million, including dividend income of EUR 3 million.

Metso’s income before extraordinary items and income taxes for January-June was negative EUR 16 million. The net loss for the review period was EUR 18 million. Earnings per share were a negative EUR 0.13. The return on capital employed (ROCE) was 1.9 percent and the return on equity (ROE) was negative by 2.6 percent.

The taxes corresponding to the taxable income for the review period have been entered as income taxes.

Metso’s strategic transformation

The renewed operating model of Metso Paper launched at the beginning of the year initiated Metso’s long-term program for streamlining the cost structure. The target is to adjust to the changes in market needs.

The changes in Metso’s business environment require a strategic transformation into an expert on all phases of the customer’s production process lifecycle as well as a supplier of a wider product and service offering. With increasingly tough return requirements, our customers are striving to improve their competitiveness instead of substantial new investments by improving their existing production capacities, for example through modernization and maintenance.

With the present difficult market and competitive situation continuing, the measures taken so far to improve the operational efficiency are not sufficient. Metso has therefore decided to initiate measures in all its business areas to accelerate profitability improvement and enhance flexibility.

The target is an annual result improvement of approximately EUR 100 million, of which Metso Paper will account for EUR 30-40 million and Metso Minerals for EUR 50-60 million. According to preliminary estimates, the efficiency improvement program will result in nonrecurring expenses of approximately EUR 80 million before tax benefits. Metso’s business areas will specify their plans for the required measures by the end of August.

In the second quarter, Metso Paper booked EUR 3.2 million nonrecurring expenses of the efficiency improvement program related to personnel reductions in Sweden. The majority of the program’s expenses will be booked in the third quarter of 2003, when the plans are finalized.

Cash flow and financing

Metso’s net cash provided by operating activities was EUR 27 million. The net working capital committed was EUR 46 million. This was mainly due to the ongoing project deliveries in Metso Paper.

Net interest bearing liabilities totaled EUR 1,190 million. Gearing, i.e. the ratio of net interest bearing liabilities to shareholders’ equity, was 92.5 percent at the end of June. The rise in gearing compared with the end of March resulted from the payment of dividends. The targeted reduction of gearing has been delayed due to the slow progress of planned divestitures. Metso’s equity to assets ratio was 32.4 percent at the end of June.

During the review period, Metso signed a five-year revolving credit facility agreement worth EUR 450 million with a syndicate of 14 banks. The facility is for general corporate purposes, primarily supporting Metso’s access to short-term funding. It replaced two existing revolving credits — a EUR 230 million credit from 1998 and the remaining EUR 400 million credit from the year 2000 — while extending the maturity of the credit commitments until 2008.

Moody’s Investors Service lowered the long-term ratings of Metso Corporation to Baa3 from Baa2 on June 24, 2003, and considered Metso’s outlook to be stable. Standard & Poor’s Rating Services lowered the outlook on the BBB long-term rating of Metso Corporation from stable to negative on June 27, 2003. At the same time, the short-term rating was lowered to A-3 from A-2.

Capital expenditure

Metso’s gross capital expenditure totaled EUR 68 million (EUR 92 million in 1-6/02). The most significant investments supporting Metso’s strategy were the Metso Composites’ new composite roll plant in Oulu, Finland, the TMP/CTMP pulping line in Anjalankoski, Finland, the service technology centers in Järvenpää, Finland, and in Sorocaba, Sao Paulo, Brazil.

Joint ventures

Metso Paper, Metso Automation and Sumitomo Heavy Industries, Ltd. (SHI) agreed on June 2, 2003 to form a joint venture in Japan. Metso will own 65 percent and SHI 35 percent of the company.

Divestitures

Metso divested Metso Hydraulics, part of Metso Ventures, in January, and Network Management Solutions (NMS), part of Metso Automation, in February.

The negotiations on the divestiture of foundry operations in Karlstad, Sweden, that were announced in a letter of intent in December, have not led to a conclusion.

The negotiations on the divestiture of the Converting Equipment group to Bobst Group SA from Switzerland have advanced to the decisive stage. A memorandum of understanding on the transaction was signed in November 2002.

Research and development

Metso’s research and development expenditure totaled EUR 68 million (EUR 76 million in 1-6/02), representing 3.3 percent of the Corporation’s net sales. Metso’s largest R&D investments were focused on technology supporting lifecycle business, such as embedded automation solutions for both new machines and installed machinery. Other investments supporting the lifecycle business were made in the fields of materials technology and industrial design.

Personnel

At the end of June, Metso employed 27,726 persons, 3 percent less than at the end of 2002. 37 percent were employed by Metso Paper, 39 percent by Metso Minerals, 13 percent by Metso Automation, 7 percent by Metso Ventures and 1 percent by the corporate headquarters. The Converting Equipment group employed 3 percent of the Corporation’s personnel.

Metso employed 37 percent of its total personnel in Finland, 13 percent in other Nordic countries, 17 percent in other European countries, 16 percent in North America, 5 percent in Asia-Pacific, 7 percent in South America and 5 percent in the rest of the world.

Executive Board

Olli Vaartimo started as Metso Corporation’s Executive Vice President and CFO, and Deputy to the CEO, on April 22, 2003, while Bertel Langenskiöld became President of Metso Minerals on April 28, 2003.

Vesa Kainu, Executive Vice President of Metso Minerals, was appointed President of Metso Ventures and a member of the Executive Board on May 27, 2003. Helena Aatinen, Senior Vice President, Corporate Communications and Mikko Luoma, who started as Senior Vice President, Human Resources Management on July 1, 2003, were also appointed to the Metso Extended Executive Board.

Shares

At the end of June, the number of Metso Corporation shares was 136,250,545 and the share capital was EUR 232 million.

The Helsinki Exchanges traded 60.1 million Metso Corporation shares in January-June, equivalent to a turnover of EUR 549.4 million. The share price on June 30, 2003 was EUR 7.75. The highest quotation for the review period was EUR 11.41 and the lowest EUR 7.52. The Corporation’s market capitalization in the Helsinki Exchanges on June 30, 2003 was EUR 1,056 million.

Metso’s ADR (American Depository Receipt) turnover on the New York Stock Exchange amounted to USD 6.2 million. The price of an ADR on June 30, 2003 was USD 9.12. The highest quotation was USD 12.02 and the lowest USD 8.31.

Decisions of the Annual General Meeting

The Annual General Meeting of Metso Corporation, held on April 15, 2003, approved the proposals of the Board of Directors concerning authorizations to repurchase and resolve to transfer the Corporation’s own shares, to increase the share capital by issuing new shares within one year of the AGM and to issue stock options to key personnel of the Corporation and to a wholly owned subsidiary of Metso Corporation.

The Annual General Meeting approved the payment of a dividend of EUR 0.60 for the fiscal year that ended December 31, 2002. The record date for the payment of dividends was April 22, 2003, and the actual payment of dividends took place on April 29, 2003.

The Annual General Meeting elected Matti Kavetvuo as Chairman of the Metso Board and Mikko Kivimäki as Vice Chairman of the Board. Maija-Liisa Friman, Heikki Hakala, Juhani Kuusi, Pentti Mäkinen and Jaakko Rauramo were elected as Members of the Board. PricewaterhouseCoopers Oy, the firm of authorized public accountants, was re-elected as the Corporation’s auditor, with the principal auditors being Lars Blomquist, APA and Heikki Lassila, APA.

Stock options

On May 27, 2003, Metso’s Board of Directors decided on the maximum number of options and on the earnings criteria by which 2003A stock options can be distributed to key persons of Metso Corporation in the spring of 2004. The maximum number of stock options — 2,500,000 in all — can be distributed, if the operating profit for 2003 reaches at least 9 percent of net sales, the return on capital employed (ROCE) reaches at least 20 percent and earnings per share exceed EUR 1.60. The minimum criteria for a partial distribution of stock options for 2003 are an operating profit of at least 5 percent of net sales, ROCE of at least 9 percent and earnings per share of at least EUR 0.75. An additional criterion for the distribution of stock options is a trade-weighted average price of the Metso share on the Helsinki Exchanges during January 1 - March 31, 2004 of not less than EUR 10.11.

Short-term outlook

The uncertainty characterizing Metso’s market environment is expected to continue.

The demand for Metso Paper’s products is not expected to change in the near future, due to the continuing caution exercised by customers in their investment decisions. The demand for Metso Minerals’ products is expected to remain at current levels. The demand for Metso Automation’s products is expected to remain satisfactory.

The detailed analysis for the efficiency improvement program disclosed in June is ongoing in all of Metso’s business areas. The program will accelerate the improvement of profitability and provide greater flexibility as well as strengthen Metso’s position as a key supplier in its customer industries in the long run.

Based on income from projects currently in the order backlog being recognized in the accounts this year, the continuing relative stability in aftermarket and maintenance services and the strict cost discipline in the latter part of the year, the operational result for the second half-year is expected to improve clearly on the first. The Corporation’s full year income before extraordinary items and taxes is estimated to be negative due to the first half-year result being weaker than expected and the booking of the approximately EUR 80 million nonrecurring expenses relating to the efficiency improvement program in 2003.

Helsinki, July 30, 2003

Board of Directors, Metso Corporation

BUSINESS AREAS

Metso Paper’s key figures

EUR million	4-6/03	1-6/03	1-6/02	2002

Net sales	409	775	830	1,812
Operating profit before nonrecurring items and amortization of goodwill	10.6	17.4	63.0	132.3
% of net sales	2.6	2.2	7.6	7.3
Operating profit	5.6	10.5	51.7	118.2
% of net sales	1.4	1.4	6.2	6.5
Orders received	276	1,014	963	1,642
Order backlog, June 30 and Dec 31		979	1,063	742

Metso Paper’s net sales for January-June were 7 percent less than in the comparison period, totaling EUR 775 million. Excluding the effects of exchange rate changes, net sales were stable on the comparison period. Aftermarket and maintenance services accounted for 27 percent of net sales.

Metso Paper’s operating profit was EUR 10.5 million, or 1.4 percent of net sales. Operating profit for the second quarter includes EUR 3.2 million in costs related to personnel reductions in Sweden. Approximately half of the decline in operating profit was due to lower margins than last year in large projects. The result was also affected by the stronger euro and under-utilization in production and service units.

During the second quarter, Metso Paper began its transition to a new operating model to respond to the changes in the market and to improve profitability. The new model will focus Metso Paper’s customer service more clearly on maintenance, process improvements and machine rebuilds. Simultaneously emphasis is being transferred to new, growing markets, with operations being located close to customers, strengthening activities especially in China and South America. This change of focus will entail changes in organizational structure in the Nordic countries and in North America.

In May, Metso Paper announced reductions of approximately 300 employees in Sweden and Finland by the end of 2003. Metso Paper also started negotiations in North America in June aimed at reductions of about 300 people.

Metso Paper opened a branch office in Shanghai, China in June, and in the future will open additional branch offices in Guangzhou and Qingdao. The goal is to improve the service for Chinese paper industry customers and to strengthen Metso’s position in the Chinese market. In April, a new production facility of Metso Composites was inaugurated in Oulu, Finland, for the development, production and service of carbon fiber spreader rolls and composite structures of paper machine rolls.

Despite of the uncertain market situation the value of orders received by Metso Paper increased by 5 percent on the comparison period, totaling EUR 1,014 million. Excluding the effects of exchange rate changes, the value of new orders increased by 11 percent. The order backlog grew by 32 percent compared with the end of 2002, standing at EUR 979 million at the end of June.

Converting Equipment group

A memorandum of understanding has been signed concerning the divestiture of Metso Paper’s Converting Equipment group, and therefore it is no longer included in the Corporation’s continuing businesses. Metso Paper’s figures for the comparison period are also presented without the Converting Equipment group.

The net sales of the Converting Equipment group in January-June were EUR 93 million (EUR 73 million in 1-6/02). The Converting Equipment group’s operating profit in January-June was EUR 0.4 million (operating loss EUR 4.2 million in 1-6/02).

Metso Minerals’ key figures

EUR million	4-6/03	1-6/03	1-6/02	2002

Net sales	433	816	954	1,819
Operating profit before nonrecurring items and amortization of goodwill	21.8	32.9	58.9	107.9
% of net sales	5.0	4.0	6.2	5.9
Operating profit	6.8	7.5	28.6	51.4
% of net sales	1.6	0.9	3.0	2.8

EUR million	4-6/03	1-6/03	1-6/02	2002

Orders received	398	832	1,014	1,860
Order backlog, June 30 and Dec 31		477	504	474

Metso Minerals’ net sales totaled EUR 816 million in January-June, 14 percent lower than in the comparison period. Excluding the effects of exchange rate changes, net sales decreased by 5 percent. Aftermarket and maintenance services accounted for 42 percent of net sales.

The operating profit of Metso Minerals was EUR 7.5 million, or 0.9 percent of net sales. The operating profit for the second quarter was burdened by EUR 4.5 million in adjustments related to the opening balance sheet of the Svedala acquisition. Profitability improved in the Compaction and Paving, Recycling and Wear protection businesses. In Minerals processing equipment profitability decreased mainly due to the timing of deliveries. The crushing and screening equipment business was affected by over-capacity due to a weak market situation, which together with the strengthened euro tightened competition and reduced profitability compared with the previous year.

The synergy benefits achievable through the integration of Metso Minerals were realized as planned, but these were offset by lower volumes, lower margins in crushing and screening equipment and a stronger euro during the review period.

The value of new orders received was down 18 percent on the comparison period and totaled EUR 832 million. Approximately half of the drop was due to exchange rate changes. More orders for metal recycling machinery and equipment were received than during the comparison period, but orders of other products decreased on the previous year. Metso Minerals’ order backlog at the end of June was at the year-end level, standing at EUR 477 million.

Metso Automation’s key figures

EUR million	4-6/03	1-6/03	1-6/02	2002

Net sales	132	258	306	622
Operating profit before nonrecurring items and amortization of goodwill	6.9	8.6	8.6	21.9
% of net sales	5.2	3.3	2.8	3.5
Operating profit	6.0	13.5	6.1	16.3
% of net sales	4.5	5.2	2.0	2.6

EUR million	4-6/03	1-6/03	1-6/02	2002

Orders received	131	291	346	643
Order backlog, June 30 and Dec 31		182	209	185

Metso Automation’s net sales decreased by 16 percent from the comparison year and totaled EUR 258 million. Excluding the effects of exchange rate changes and a divestiture in February, net sales increased slightly. Aftermarket and maintenance services accounted for 25 percent of net sales.

Metso Automation’s operating profit improved to EUR 13.5 million, or 5.2 percent of net sales. Operating profit includes net nonrecurring income of EUR 6 million. The streamlining of the cost structure taken 2002 and early 2003 have improved profitability especially in process automation and the North American businesses.

The value of new orders received was 16 percent less than in the comparison period, totaling EUR 291 million. Excluding the effects of exchange rate changes and the above-mentioned divestiture, the value of new orders approximated that of the comparison period. The demand for field equipment and automation systems remained stable. Metso Automation’s order backlog totaled EUR 182 million at the end of June.

Metso Ventures’ key figures

EUR million	4-6/03	1-6/03	1-6/02	2002

Net sales	76	157	180	374
Operating profit before nonrecurring items and amortization of goodwill	4.6	5.6	7.3	23.4
% of net sales	6.1	3.6	4.1	6.3
Operating profit	4.3	5.8	7.2	14.9
% of net sales	5.7	3.7	4.0	4.0
Orders received	63	155	195	411
Order backlog, June 30 and Dec 31		132	116	139

Metso Ventures’ comparable net sales for January-June (excluding the businesses divested in 2002) nearly matched those of the comparison period and totaled EUR 157 million. The deliveries of Metso Panelboard increased clearly, but the deliveries of Metso Drives were down on the comparison period, mainly because of low wind turbine gear deliveries.

The operating profit of Metso Ventures was EUR 5.8 million, or 3.7 percent of net sales. Metso Panelboard’s profitability continued to improve in the second quarter, but the operating profit of Valmet Automotive was significantly lower than in the previous year.

The value of new orders fell by 21 percent on the comparison period and stood at EUR 155 million. Metso Panelboard’s orders approximated those of the comparison period. Metso Ventures’ order backlog at the end of June was EUR 132 million, representing a decrease of 5 percent compared with the end of the year.

The production of Saab cars by Valmet Automotive was terminated at the end of April, and the car plant laid off approximately half of its personnel. Valmet Automotive will now concentrate on Porsche production and co-operation, and on negotiations concerning new specialty car projects. The plant has contingency plans for additional personnel reductions in the fall, should the need arise. The operating profit for full year 2003 is expected to be slightly negative. In January-June, 14,709 cars were produced (21,756 cars in 1-6/02).

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:

(1)	general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins

(2)	the competitive situation, especially significant technological solutions developed by competitors

(3)	the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement

(4)	the success of pending and future acquisitions and restructuring.

The Interim Review is unaudited.

CONSOLIDATED STATEMENTS OF INCOME

	4-6/	4-6/	1-6/	1-6/	1-12/
	2003	2002	2003	2002	2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Net sales	1,072	1,178	2,055	2,289	4,691
Cost of goods sold	(803)	(853)	(1,539)	(1,654)	(3,425)

Gross profit	269	325	516	635	1,266
Selling, general and administrative expenses	(234)	(254)	(469)	(517)	(1,015)

Operating profit before nonrecurring operating items and amortization of goodwill	35	71	47	118	251
% of net sales	3.3%	6.0%	2.3%	5.2%	5.3%
Nonrecurring operating income and expenses	(8)	(14)	(1)	(16)	(27)
Amortization of goodwill	(13)	(15)	(27)	(29)	(57)

Operating profit	14	42	19	73	167
% of net sales	1.3%	3.6%	0.9%	3.2%	3.6%
Financial income and expenses	(17)	(20)	(35)	(37)	(74)

Income before extraordinary items and income taxes	(3)	22	(16)	36	93
Extraordinary income and expenses	—	—	—	—	—

Income before taxes	(3)	22	(16)	36	93
Income taxes	(1)	(11)	(1)	(18)	(26)
Minority interests	(1)	(1)	(1)	(2)	(2)

Net income	(5)	10	(18)	16	65

CONSOLIDATED BALANCE SHEETS

	June 30, 2003	June 30, 2002	Dec 31, 2002
(Millions)	EUR	EUR	EUR

Fixed assets and financial assets
Intangible assets	973	1,031	1,011
Tangible assets	862	893	891
Financial assets	92	194	103
Current assets
Inventories	875	959	819
Receivables	1,355	1,438	1,385
Cash and cash equivalents	126	124	190

Total assets	4,283	4,639	4,399

Share capital	232	232	232
Other shareholders’ equity	1,048	1,124	1,147
Minority interests	6	9	10
Long-term liabilities	1,165	1,408	1,172
Current liabilities	1,832	1,866	1,838

Total shareholders’ equity and liabilities	4,283	4,639	4,399

Net interest bearing liabilities
Long-term interest bearing liabilities	1,001	1,244	1,020
Short-term interest bearing liabilities	341	270	333
Cash and cash equivalents	(126)	(124)	(190)
Other interest bearing assets	(26)	(78)	(45)

Total	1,190	1,312	1,118

CONSOLIDATED STATEMENTS OF CASH FLOWS

	4-6/	4-6/	1-6/	1-6/	1-12/
	2003	2002	2003	2002	2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Cash flows from operating activities:
Net income	(5)	10	(18)	16	65
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	46	50	93	99	197
Other	3	6	(2)	4	12
Change in net working capital	(46)	(90)	(46)	(67)	(22)

Net cash provided by (used in) operating activities	(2)	(24)	27	52	252

Cash flows from investing activities:
Capital expenditures on fixed assets	(30)	(48)	(66)	(92)	(191)
Proceeds from sale of fixed assets	6	3	8	14	33
Business acquisitions, net of cash acquired	—	0	(2)	0	(1)
Proceeds from sale of businesses	—	11	30	11	38
(Investments in) proceeds from sale of shares and marketable securities	0	1	3	18	107

Net cash provided by (used in) investing activities	(24)	(33)	(27)	(49)	(14)

Cash flows from financing activities:
Dividends paid	(82)	(82)	(82)	(82)	(82)
Net funding	108	54	12	(2)	(161)
Other	(1)	2	8	10	10

Net cash provided by (used in) financing activities	25	(26)	(62)	(74)	(233)

Effect of changes in exchange rates on cash and cash equivalents	0	(20)	(2)	(17)	(27)

Net increase (decrease) in cash and cash equivalents	(1)	(103)	(64)	(88)	(22)
Cash and cash equivalents at beginning of period	127	227	190	212	212

Cash and cash equivalents at end of period	126	124	126	124	190

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS ´ EQUITY

	Number	Share	Share		Cumulative	Reserve
	of	capital	premium	Legal	translation	for own	Other	Retained	Total
	shares	(par value	reserve	reserve	adjustments	shares	reserves	earnings
	(thousands)	EUR 1.70
(Millions)		per share)	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Balance at Dec 31, 2002	136,251	232	14	227	(60)	1	202	763	1,379

Dividends	—	—	—	—	—	—	—	(82)	(82)
Translation differences	—	—	—	—	1	—	—	—	1
Changes in corporate structure	—	—	—	—	46	—	—	(46)	0
Other	—	—	—	(8)	—	—	—	8	0
Net income	—	—	—	—	—	—	—	(18)	(18)

Balance at June 30, 2003	136,251	232	14	219	(13)	1	202	625	1,280

The distributable funds of Metso Corporation at June 30, 2003 consist of retained earnings (EUR 625 million) excluding accelerated depreciation and untaxed reserves (EUR 44 million) and negative translation differences (EUR 13 million), and other reserves (EUR 202 million), totaling EUR 770 million.

At the end of the period Metso Corporation possessed 60,841 of its own shares.

THE IMPACT ON NET INCOME BY NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL

	4-6/	4-6/	1-6/	1-6/	1-12/
	2003	2002	2003	2002	2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Nonrecurring operating income and expenses, net	(7.9)	(13.5)	(0.6)	(15.5)	(26.5)
Amortization of goodwill	(13.6)	(15.4)	(27.3)	(29.2)	(57.1)

Nonrecurring items and amortization of goodwill, total	(21.5)	(28.9)	(27.9)	(44.7)	(83.6)
Tax effect	3.9	3.0	4.9	1.8	13.2

The impact of nonrecurring items and amortization of goodwill on net income	(17.6)	(25.9)	(23.0)	(42.9)	(70.4)
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	0.09	0.27	0.04	0.43	0.99
The impact of nonrecurring items and amortization of goodwill on earnings/share	(0.13)	(0.19)	(0.17)	(0.31)	(0.51)
Earnings/share, EUR	(0.04)	0.08	(0.13)	0.12	0.48

ASSETS PLEDGED AND CONTINGENT LIABILITIES

	June 30, 2003	Dec 31, 2002
(Millions)	EUR	EUR

Mortgages on corporate debt	1	1
Other pledges and contingencies
Mortgages	2	2
Pledged assets	0	0
Guarantees on behalf of associated company obligations	0	0
Other guarantees	5	4
Repurchase and other commitments	28	25
Lease commitments	167	181

NOTIONAL AMOUNTS, CARRYING AMOUNTS AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

	Notional amount		Carrying amount		Fair value

	June 30, 2003	Dec 31, 2002	June 30, 2003	Dec 31, 2002	June 30, 2003	Dec 31, 2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Forward exchange rate contracts	1,166	1,617	(3)	38	8	65
Interest rate and currency swaps	4	4	0	0	(1)	(1)
Currency swaps	88	100	2	2	2	1
Interest rate swaps	60	60	1	0	3	2
Interest rate futures contracts	20	15	0	0	0	0
Option agreements
Bought	7	9	0	1	0	1
Sold	13	14	0	0	0	0

Carrying amounts noted in the table above are included in the balance sheet. The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk. The fair value reflects the estimated amounts that Metso would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

KEY RATIOS

	June 30, 2003	June 30, 2002	Dec 31, 2002

Earnings/share, EUR	(0.13)	0.12	0.48
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	0.04	0.43	0.99
Equity/share, EUR	9.40	9.95	10.12
Return on equity (ROE), %	(2.6)	2.6	4.8
Return on capital employed (ROCE), %	1.9	5.7	6.4
Equity to assets ratio, %	32.4	31.2	33.3
Gearing, %	92.5	96.1	80.6

Average number of shares (thousands)	136,190	136,190	136,190

EXCHANGE RATES USED

		1-6/2003	1-6/2002	1-12/2002	June 30, 2003	June 30, 2002	Dec 31, 2002

USD	(US dollar)	1.1049	0.8979	0.9449	1.1427	0.9975	1.0487
SEK	(Swedish krona)	9.1623	9.1567	9.1591	9.2488	9.1015	9.1528
GBP	(Pound sterling)	0.6856	0.6217	0.6288	0.6932	0.6498	0.6505
CAD	(Canadian dollar)	1.6045	1.4127	1.4828	1.5506	1.5005	1.6550

BY BUSINESS AREA INFORMATION

NET SALES BY BUSINESS AREA	4-6/	4-6/	1-6/	1-6/	7/2002-	1-12/
	2003	2002	2003	2002	6/2003	2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	409	412	775	830	1,757	1,812
Metso Minerals	433	518	816	954	1,681	1,819
Metso Automation	132	155	258	306	574	622
Metso Ventures	76	85	157	180	351	374
Intra Metso net sales	(25)	(27)	(44)	(54)	(86)	(96)

Continuing operations	1,025	1,143	1,962	2,216	4,277	4,531

Converting Equipment	47	35	93	73	180	160

Metso total	1,072	1,178	2,055	2,289	4,457	4,691

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS
AND AMORTIZATION OF GOODWILL BY BUSINESS AREA	4-6/	4-6/	1-6/	1-6/	7/2002-	1-12/
	2003	2002	2003	2002	6/2003	2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	10.6	30.5	17.4	63.0	86.7	132.3
Metso Minerals	21.8	36.9	32.9	58.9	81.9	107.9
Metso Automation	6.9	8.5	8.6	8.6	21.9	21.9
Metso Ventures	4.6	7.1	5.6	7.3	21.7	23.4
Corporate Headquarters and other	(10.4)	(9.4)	(18.9)	(16.7)	(34.0)	(31.8)

Continuing operations	33.5	73.6	45.6	121.1	178.2	253.7

Converting Equipment	1.5	(2.1)	1.1	(2.9)	0.9	(3.1)

Metso total	35.0	71.5	46.7	118.2	179.1	250.6

NONRECURRING OPERATING ITEMS
BY BUSINESS AREA	4-6/	4-6/	1-6/	1-6/	7/2002-	1-12/
	2003	2002	2003	2002	6/2003	2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	(3.2)	(7.1)	(3.2)	(7.1)	(2.0)	(5.9)
Metso Minerals	(4.5)	(5.5)	(4.5)	(8.3)	(9.5)	(13.3)
Metso Automation	(0.2)	(0.9)	6.3	(0.9)	4.6	(2.6)
Metso Ventures	—	0.6	0.8	0.6	(6.9)	(7.1)
Corporate Headquarters and other	—	—	—	0.8	6.1	6.9

Continuing operations	(7.9)	(12.9)	(0.6)	(14.9)	(7.7)	(22.0)

Converting Equipment	—	(0.6)	—	(0.6)	(3.9)	(4.5)

Metso total	(7.9)	(13.5)	(0.6)	(15.5)	(11.6)	(26.5)

AMORTIZATION OF GOODWILL
BY BUSINESS AREA	4-6/	4-6/	1-6/	1-6/	7/2002-	1-12/
	2003	2002	2003	2002	6/2003	2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	(1.8)	(2.0)	(3.7)	(4.2)	(7.7)	(8.2)
Metso Minerals	(10.5)	(11.8)	(20.9)	(22.0)	(42.1)	(43.2)
Metso Automation	(0.7)	(0.8)	(1.4)	(1.6)	(2.8)	(3.0)
Metso Ventures	(0.3)	(0.4)	(0.6)	(0.7)	(1.3)	(1.4)

Continuing operations	(13.3)	(15.0)	(26.6)	(28.5)	(53.9)	(55.8)

Converting Equipment	(0.3)	(0.4)	(0.7)	(0.7)	(1.3)	(1.3)

Metso total	(13.6)	(15.4)	(27.3)	(29.2)	(55.2)	(57.1)

OPERATING PROFIT (LOSS) BY BUSINESS AREA	4-6/	4-6/	1-6/	1-6/	7/2002-	1-12/
	2003	2002	2003	2002	6/2003	2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	5.6	21.4	10.5	51.7	77.0	118.2
Metso Minerals	6.8	19.6	7.5	28.6	30.3	51.4
Metso Automation	6.0	6.8	13.5	6.1	23.7	16.3
Metso Ventures	4.3	7.3	5.8	7.2	13.5	14.9
Corporate Headquarters and other	(10.4)	(9.4)	(18.9)	(15.9)	(27.9)	(24.9)

Continuing operations	12.3	45.7	18.4	77.7	116.6	175.9

Converting Equipment	1.2	(3.1)	0.4	(4.2)	(4.3)	(8.9)

Metso total	13.5	42.6	18.8	73.5	112.3	167.0

ORDERS RECEIVED BY BUSINESS AREA	4-6/	4-6/	1-6/	1-6/	7/2002-	1-12/
	2003	2002	2003	2002	6/2003	2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	276	473	1,014	963	1,693	1,642
Metso Minerals	398	469	832	1,014	1,678	1,860
Metso Automation	131	184	291	346	588	643
Metso Ventures	63	112	155	195	371	411
Intra Metso orders received	(27)	(28)	(59)	(55)	(110)	(106)

Continuing operations	841	1,210	2,233	2,463	4,220	4,450

Converting Equipment	43	46	76	84	188	196

Metso total	884	1,256	2,309	2,547	4,408	4,646

PERSONNEL BY BUSINESS AREA	June 30, 2003	June 30, 2002	Dec 31, 2002

Metso Paper	10,138	9,831	9,719
Metso Minerals	10,898	11,040	10,784
Metso Automation	3,689	4,395	4,150
Metso Ventures	2,008	3,134	2,873
Corporate Headquarters and other	166	132	134

Continuing operations	26,899	28,532	27,660

Converting Equipment	827	830	829

Metso total	27,726	29,362	28,489

QUARTERLY INFORMATION

NET SALES BY BUSINESS AREA	4-6/	7-9/	10-12/	1-3/	4-6/
	2002	2002	2002	2003	2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	412	411	571	366	409
Metso Minerals	518	427	438	383	433
Metso Automation	155	149	167	126	132
Metso Ventures	85	86	108	81	76
Intra Metso net sales	(27)	(9)	(33)	(19)	(25)

Continuing operations	1,143	1,064	1,251	937	1,025

Converting Equipment	35	41	46	46	47

Metso total	1,178	1,105	1,297	983	1,072

OPERATING PROFIT (LOSS) BEFORE NONRECURRING
ITEMS AND AMORTIZATION OF GOODWILL	4-6/	7-9/	10-12/	1-3/	4-6/
	2002	2002	2002	2003	2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	30.5	14.5	54.8	6.8	10.6
Metso Minerals	36.9	21.9	27.1	11.1	21.8
Metso Automation	8.5	6.1	7.2	1.7	6.9
Metso Ventures	7.1	4.0	12.1	1.0	4.6
Corporate Headquarters and other	(9.4)	(8.2)	(6.9)	(8.5)	(10.4)

Continuing operations	73.6	38.3	94.3	12.1	33.5

Converting Equipment	(2.1)	(0.5)	0.3	(0.4)	1.5

Metso total	71.5	37.8	94.6	11.7	35.0

NONRECURRING OPERATING ITEMS
BY BUSINESS AREA	4-6/	7-9/	10-12/	1-3/	4-6/
	2002	2002	2002	2003	2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	(7.1)	(0.2)	1.4	—	(3.2)
Metso Minerals	(5.5)	(3.9)	(1.1)	—	(4.5)
Metso Automation	(0.9)	0.2	(1.9)	6.5	(0.2)
Metso Ventures	0.6	(5.4)	(2.3)	0.8	—
Corporate Headquarters and other	—	7.0	(0.9)	—	—

Continuing operations	(12.9)	(2.3)	(4.8)	7.3	(7.9)

Converting Equipment	(0.6)	(0.8)	(3.1)	—	—

Metso total	(13.5)	(3.1)	(7.9)	7.3	(7.9)

AMORTIZATION OF GOODWILL
BY BUSINESS AREA	4-6/	7-9/	10-12/	1-3/	4-6/
	2002	2002	2002	2003	2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	(2.0)	(2.0)	(2.0)	(1.9)	(1.8)
Metso Minerals	(11.8)	(10.9)	(10.3)	(10.4)	(10.5)
Metso Automation	(0.8)	(0.7)	(0.7)	(0.7)	(0.7)
Metso Ventures	(0.4)	(0.3)	(0.4)	(0.3)	(0.3)

Continuing operations	(15.0)	(13.9)	(13.4)	(13.3)	(13.3)

Converting Equipment	(0.4)	(0.3)	(0.3)	(0.4)	(0.3)

Metso total	(15.4)	(14.2)	(13.7)	(13.7)	(13.6)

OPERATING PROFIT (LOSS) BY BUSINESS AREA	4-6/	7-9/	10-12/	1-3/	4-6/
	2002	2002	2002	2003	2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	21.4	12.3	54.2	4.9	5.6
Metso Minerals	19.6	7.1	15.7	0.7	6.8
Metso Automation	6.8	5.6	4.6	7.5	6.0
Metso Ventures	7.3	(1.7)	9.4	1.5	4.3
Corporate Headquarters and other	(9.4)	(1.2)	(7.8)	(8.5)	(10.4)

Continuing operations	45.7	22.1	76.1	6.1	12.3

Converting Equipment	(3.1)	(1.6)	(3.1)	(0.8)	1.2

Metso total	42.6	20.5	73.0	5.3	13.5

CAPITAL EMPLOYED BY BUSINESS AREA	June 30, 2002	Sep 30, 2002	Dec 31, 2002	Mar 31, 2003	June 30, 2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	547	532	517	543	576
Metso Minerals	1,523	1,429	1,401	1,378	1,351
Metso Automation	244	228	207	183	173
Metso Ventures	129	137	145	141	144
Corporate Headquarters and other	372	353	417	315	320

Continuing operations	2,815	2,679	2,687	2,560	2,564

Converting Equipment	64	72	55	56	65

Metso total	2,879	2,751	2,742	2,616	2,629

ORDERS RECEIVED BY BUSINESS AREA	4-6/	7-9/	10-12/	1-3/	4-6/
	2002	2002	2002	2003	2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	473	398	281	738	276
Metso Minerals	469	415	431	434	398
Metso Automation	184	139	158	160	131
Metso Ventures	112	91	125	92	63
Intra Metso orders received	(28)	(23)	(28)	(32)	(27)

Continuing operations	1,210	1,020	967	1,392	841

Converting Equipment	46	37	75	33	43

Metso total	1,256	1,057	1,042	1,425	884

ORDER BACKLOG BY BUSINESS AREA	June 30, 2002	Sep 30, 2002	Dec 31, 2002	Mar 31, 2003	June 30, 2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	1,063	1,035	742	1,114	979
Metso Minerals	504	461	474	514	477
Metso Automation	209	199	185	184	182
Metso Ventures	116	122	139	145	132
Intra Metso order backlog	(46)	(56)	(53)	(67)	(68)

Continuing operations	1,846	1,761	1,487	1,890	1,702

Converting Equipment	79	77	102	84	81

Metso total	1,925	1,838	1,589	1,974	1,783